SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 07 Earnings Results

I. Performance in Q1 2007 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q1 07	Q4 06	Q1 06	QoQ	YoY
Quarterly Results
Revenues	2,722	3,065	2,471	-11.2%	10.2%
Operating Income	-208	-177	52	—	—
Ordinary Income	-246	-212	14	—	—
Net Income	-169	-174	48	—	—

II. IR Event of Q1 2007 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q1 07 Earnings Results of LG.Philips LCD

4. Date & Time:	4:30 p.m. (Korea Time) on April 10, 2007 in Korean
9:00 p.m. (Korea Time) on April 10, 2007 in English

5. Venue & Method:	1) Earnings release conference in Korean:
• Main conference room, 21st floor, Korea Exchange
New Building, Seoul
2) Conference call in English:
• Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com

6. Contact Information
1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:
Kanghee Kim, Assistant Manager, Financing Team
(82-2-3777-1665)

3) Relevant Team:	IR Communication team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q1 07 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q1 07 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q1 07	Q4 06	Q1 06	QoQ	YoY
Quarterly Results
Revenues	2,722	3,065	2,471	-11.2%	10.2%
Operating Income	-205	-172	46	—	—
Ordinary Income	-242	-186	41	—	—
Net Income	-169	-145	61	—	—

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q1 07	Q4 06	Q1 06	QoQ	YoY
Quarterly Results
Revenues	2,606	2,967	2,418	-12.2%	7.8%
Operating Income	-237	-151	35	—	—
Ordinary Income	-251	-207	12	—	—
Net Income	-169	-174	48	—	—

Attached:	1) Press Release

2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS FIRST QUARTER 2007 RESULTS

SEOUL, Korea – April 10, 2007 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended March 31, 2007. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on March 30, 2007, which was KRW 941 per US dollar.

•

Sales in the first quarter of 2007 decreased by 11% to KRW 2,722 billion (USD 2,893 million) from sales of KRW 3,065 billion (USD 3,257 million) in the fourth quarter of 2006 and increased 10% compared to KRW 2,471 billion (USD 2,626 million) in the first quarter of 2006.

•

Operating loss in the first quarter of 2007 was KRW 208 billion (USD 221 million) compared to an operating loss of KRW 177 billion (USD 188 million) in the fourth quarter of 2006, and an operating profit of KRW 52 billion (USD 55 million) in the first quarter of 2006.

•

EBITDA in the first quarter of 2007 was KRW 515 billion (USD 547 million), a decrease of 8% from KRW 559 billion (USD 594 million) in the fourth quarter of 2006 and a year-over-year decline of 23% from KRW 670 billion (USD 712 million) in the first quarter of 2006.

•

Net income in the first quarter of 2007 was a loss of KRW 169 billion (USD 180 million) compared to a loss of KRW 174 billion (USD 185 million) in the fourth quarter of 2006 and a profit of KRW 48 billion (USD 51 million) in the first quarter of 2006.

Young Soo Kwon, CEO of LG.Philips LCD, said, “During the first quarter, our sales performance was encouraging, particularly in the TV and notebook PC segments, as the supply/demand environment improved and pricing began to stabilize. While we are pleased with these results, we continue to direct our resources on a number of key areas that we believe will bring about long-term shareholder value creation.”

“First, our efforts to better collaborate with our customers continue to pay off, as exemplified by major customers ranking us among their top suppliers. Second, our continued focus on intensive cost reduction resulted in a sequential 9% decrease in cost of goods sold on a square meter basis. Third, our finished goods inventory levels came in at approximately two weeks at the end of the quarter. Lastly, our approach to CAPEX has made certain that investments specifically correspond with market demand.”

Mr. Kwon continued, “While the first quarter presented many of the same industry-wide challenges that have been affecting the Company for the past several quarters, there are a few recent trends that are now positively impacting the industry: consumers are demanding LCDs over plasma display panels due to superior technology at comparative pricing in the 40” TV segment; and the industry is taking a more conservative and realistic approach to production and capital spending. We expect that going forward these dynamics will bring further strength to the market and are indicative of an industry turnaround in the very near future.”

First Quarter Financial Review

Revenue and Cost

Revenue for the three-month period ended March 31, 2007, increased by 10% to KRW 2,722 billion (USD 2,893 million) from KRW 2,471 billion (USD 2,626 million) for the corresponding period of 2006. TFT-LCD panels for TVs, monitors, notebook PC’s and other applications accounted for 45%, 28%, 22% and 5%, respectively, on a revenue basis in the first quarter of 2007.

Overall, the Company shipped a total of 2.2 million square meters of net display area in the first quarter of 2007, a 1% decrease quarter-on-quarter. The average selling price per square meter of net display shipped was USD 1,287, which was a decrease of approximately 9% compared to the average of the fourth quarter of 2006. The ending average selling price per square meter was USD 1,246, a decrease of approximately 10% compared to the end of the fourth quarter of 2006.

The total cost of goods sold decreased 10% sequentially to KRW 2,771 billion (USD 2,945 million), and increased 21% year-over-year. The sequential decrease is largely attributable to cost reduction. The cost of goods sold per square meter of net display area shipped was KRW 1.2 million (USD 1,314) for the first quarter of 2007, down 9% from the fourth quarter of 2006.

Liquidity

As of March 31, 2007, LG.Philips LCD had KRW 980 billion (USD 1,041 million) of cash and cash equivalents. Total debt was KRW 4,332 billion (USD 4,604 million), and the net debt-to-equity ratio was 50% as of March 31, 2007, compared to 46% as of December 31, 2006.

Capital Spending

Capital expenditures in the first quarter of 2007 were KRW 492 billion (USD 523 million) compared to KRW 845 billion (USD 898 million) in the first quarter of 2006, and were largely for P7 and the Poland module plant.

Utilization and Capacity

Total input capacity on an area basis decreased approximately 4% sequentially in the first quarter. This decrease was largely due to reduction of production.

Outlook

The following expectations are based on information as of April 10, 2007. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Generally, our results in the first quarter of 2007 came in better than the guidance provided last quarter. Looking ahead, we expect continued execution on our core operational drivers and a healthier market situation. This will have a direct and positive impact on our sequential improvement in profitability,” said Ron Wirahadiraksa, CFO of LG.Philips LCD.

“For the second quarter of 2007, in the TV segment we expect shipments to increase by a high twenties percentage with an average and ending ASP decline of a mid-single digit percentage. In the IT segment, we anticipate shipments to increase by a low teens percentage with an average ASP decline of a low-single digit percentage and an ending ASP increase of a mid-single digit percentage. Overall, we expect shipments in the second quarter of 2007 to increase by a high teens percentage with an average ASP decline of a mid-single digit percentage and an ending ASP decline of a low-single digit percentage. Our COGS reduction per square meter is expected to be a low teens percentage in the second quarter. As a result, EBITDA margin for the second quarter of 2007 is expected to be a low twenties percentage. As previously discussed, we plan to maintain our capital expenditures in 2007 at approximately KRW 1 trillion, and expect to increase P7 input capacity to 110,000 input sheets per month in the third quarter, gearing us up for the anticipated demand increase in the second half of the year,” Mr. Wirahadiraksa concluded.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on April 10, 2007, at 4:30 p.m. Korea Standard Time on the 21st floor, in the Main Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 12:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 91448#.

About LG.Philips LCD

LG.Philips LCD Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG.Philips LCD currently operates seven fabrication facilities and four back-end assembly facilities in Korea, China and Poland. In addition, LG.Philips LCD has sales and representative offices in ten countries and has approximately 23,000 employees globally. Please visit http://www.lgphilips-lcd.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
John Kim [Korea]	Joshua Hochberg [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1892
Email: jonghkim@lgphilips-lcd.com	Email: jhochberg@sloanepr.com

Media Contacts:
Sue Kim [Korea]	Elliot Sloane [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-0970	Tel: +1-212-446-1860
Email: sue.kim@lgphilips-lcd.com	Email: ESloane@sloanepr.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007		2006
	Three months ended March 31		Three months ended Dec 31		Three months ended March 31
REVENUES	2,722,456	100%	3,065,294	100%	2,471,136	100%
Cost of goods sold	(2,771,645)	-102%	(3,090,235)	-101%	(2,293,886)	-93%

GROSS PROFIT	(49,189)	-2%	(24,941)	-1%	177,250	7%
Selling, general & administrative	(158,413)	-6%	(151,647)	-5%	(125,620)	-5%

OPERATING INCOME	(207,602)	-8%	(176,588)	-6%	51,630	2%
Interest income	8,435	0%	5,773	0%	10,452	0%
Interest expense	(49,100)	-2%	(53,440)	-2%	(37,585)	-2%
Foreign exchange gain (loss), net	4,954	0%	4,469	0%	(1,618)	0%
Others, net	(2,679)	0%	7,947	0%	(8,709)	0%

Total other income (expense)	(38,390)	-1%	(35,251)	-1%	(37,460)	-2%

INCOME BEFORE TAX	(245,992)	-9%	(211,839)	-7%	14,170	1%
Income tax (expense) benefit	77,393	3%	37,494	1%	33,348	1%

NET INCOME (LOSS)	(168,599)	-6%	(174,345)	-6%	47,518	2%

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007 Mar 31		2006 Dec 31
ASSETS
Current assets:
Cash and cash equivalents	979,951	7%	954,362	7%
Trade accounts and notes receivable	892,594	7%	859,300	6%
Inventories	1,078,023	8%	1,052,705	8%
Other current assets	268,545	2%	288,260	2%
Total current assets	3,219,113	24%	3,154,627	23%

Investments and other non-current assets	906,892	7%	781,287	6%
Property, plant and equipment, net	9,061,801	68%	9,428,048	70%
Intangible assets, net	115,670	1%	123,825	1%

Total assets	13,303,476	100%	13,487,787	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	779,159	6%	813,735	6%
Trade accounts and notes payable	902,296	7%	949,436	7%
Other payables and accrued liabilities	1,259,664	9%	1,445,618	11%

Total current liabilities	2,941,119	22%	3,208,789	24%

Long-term debt	3,552,600	27%	3,306,988	25%
Other non-current liabilities	96,876	1%	82,334	1%

Total liabilities	6,590,595	50%	6,598,111	49%

Common Stock and additional paid-in capital	4,064,250	31%	4,064,250	30%
Retained Earnings	2,670,775	20%	2,839,373	21%
Capital adjustment	(22,144)	0%	(13,947)	0%
Shareholders’ equity	6,712,881	50%	6,889,676	51%

Total liabilities and shareholders’ equity	13,303,476	100%	13,487,787	100%

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007	2006
	Three months ended Mar 31	Three months ended Dec 31	Three months ended Mar 31
Net Income	(168,599)	(174,345)	47,518
Depreciation	708,498	715,314	617,259
Amortization	11,538	7,456	11,258
Others	47,740	24,518	17,205

Operating Cash Flow	599,177	572,943	693,240
Net Change in Working Capital	(272,132)	598,922	(432,396)

Change in accounts receivable	(32,297)	483,584	34,424
Change in inventory	(25,319)	95,582	(385,509)
Change in accounts payable	(48,428)	63,038	39,137
Change in others	(166,088)	(43,282)	(120,448)

Cash Flow from Operation	327,045	1,171,865	260,844
Capital Expenditures	(491,830)	(324,404)	(844,859)

Acquisition of property, plant and equipment	(492,969)	(330,887)	(838,667)
(Delivery)	(344,774)	(521,337)	(759,762)
(Other account payables)	(148,195)	190,450	(78,905)
Intangible assets investment	(2,057)	(2,888)	(1,649)
Others	3,196	9,371	(4,543)

Cash Flow before Financing	(164,785)	847,461	(584,015)
Cash Flow from Financing Activities	190,374	(364,846)	64,687
Proceeds from Issuance of common stock	0	0	0

Net Cash Flow	25,589	482,615	(519,328)

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007		2006
	Three months ended Mar 31		Three months ended Dec 31		Three months ended Mar 31
REVENUES	2,722,456	100%	3,065,294	100%	2,471,136	100%
Cost of goods sold	(2,758,941)	-101%	(3,076,095)	-100%	(2,295,316)	-93%

GROSS PROFIT	(36,485)	-1%	(10,801)	0%	175,820	7%
Selling, general & administrative	(168,288)	-6%	(160,921)	-5%	(130,296)	-5%

OPERATING INCOME	(204,773)	-8%	(171,722)	-6%	45,524	2%
Interest income	8,435	0%	5,773	0%	10,452	0%
Interest expense	(46,976)	-2%	(51,926)	-2%	(35,886)	-1%
Foreign exchange gain (loss), net	(2,335)	0%	16,699	1%	17,721	1%
Others, net	3,163	0%	14,989	0%	2,832	0%

Total other income (expense)	(37,713)	-1%	(14,465)	0%	(4,881)	0%

INCOME BEFORE TAX	(242,486)	-9%	(186,187)	-6%	40,643	2%
Income tax (expense) benefit	73,245	3%	41,426	1%	20,523	1%

NET INCOME(LOSS)	(169,241)	-6%	(144,761)	-5%	61,166	2%

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007 Mar 31		2006 Dec 31
ASSETS
Current assets:
Cash and cash equivalents	979,951	7%	954,362	7%
Trade accounts and notes receivable	892,594	7%	859,300	6%
Inventories	1,077,595	8%	1,051,590	8%
Other current assets	267,634	2%	289,049	2%
Total current assets	3,217,774	24%	3,154,301	23%

Investments and other non-current assets	917,362	7%	794,998	6%
Property, plant and equipment, net	9,116,897	68%	9,485,148	70%
Intangible assets, net	63,679	0%	61,911	0%

Total assets	13,315,712	100%	13,496,358	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	779,871	6%	814,777	6%
Trade accounts and notes payable	902,296	7%	949,436	7%
Other payables and accrued liabilities	1,295,013	10%	1,482,954	11%

Total current liabilities	2,977,180	22%	3,247,167	24%

Long-term debt	3,540,018	27%	3,291,065	24%
Other non-current liabilities	100,233	1%	84,556	1%

Total liabilities	6,617,431	50%	6,622,788	49%

Common stock and additional paid-in capital	4,036,502	30%	4,036,025	30%
Retained earnings	2,680,672	20%	2,849,912	21%
Capital adjustment	(18,893)	0%	(12,367)	0%
Shareholders’ equity	6,698,281	50%	6,873,570	51%

Total liabilities and shareholders’ equity	13,315,712	100%	13,496,358	100%

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007 Three months ended Mar 31	2006
		Three months ended Dec 31	Three months ended Mar 31
Net Income	(169,241)	(144,761)	61,166
Depreciation	709,866	710,783	618,269
Amortization	1,877	1,788	1,597
Others	63,871	17,499	(10,105)

Operating Cash Flow	606,373	585,309	670,927
Net Change in Working Capital	(279,328)	586,556	(410,083)

Change in accounts receivable	(32,297)	483,584	34,424
Change in inventory	(26,005)	95,985	(386,318)
Change in accounts payable	(48,428)	83,188	39,137
Change in others	(172,598)	(76,201)	(97,326)

Cash Flow from Operation	327,045	1,171,865	260,844
Capital Expenditures	(491,830)	(324,404)	(844,859)

Acquisition of property, plant and equipment	(492,969)	(330,887)	(838,667)
(Delivery)	(344,774)	(521,337)	(759,762)
(Other account payables)	(148,195)	190,450	(78,905)
Intangible assets investment	(2,057)	(2,888)	(1,649)
Others	3,196	9,371	(4,543)

Cash Flow before Financing	(164,785)	847,461	(584,015)
Cash Flow from Financing Activities	190,374	(364,846)	64,687
Proceeds from Issuance of common stock	0	0	0

Net Cash Flow	(25,589)	482,615	(519,328)

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2007 Q1	2006 Q4
Net Income under K GAAP	(168,599)	(174,345)
US GAAP Adjustments	(642)	29,584
Depreciation of PP&E	(655)	(655)
Amortization of IPR	10,841	9,399
Adjustment of AR discount loss	(194)	(1,408)
Capitalization of financial interests	(1,002)	2,121
Pension expense	2,110	2,268
Income tax effect of US GAAP Adjustments	(4,148)	3,965
ESOP	(476)	(694)
Convertible bonds (including FX valuation)	(3,911)	9,293
Stock appreciation right	(1,133)	1,533
Cash flow hedge	(1,671)	2,355
Others	(403)	1,407

Net Income under US GAAP	(169,241)	(144,761)

-	These financial statements are provided for informational purposes only(Unaudited).

1 Q1 ’07 Q1 ’07 Earnings Results Earnings Results April 10, 2007 Attachment 2. Presentation Material

2
Disclaimer
Disclaimer
This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through
March 31, 2007, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name
Q1 2007 Earnings Results Presentation.

3 Agenda Agenda Q1 ’07 Earnings Results Performance Highlights Outlook Paju Display Complex 47”W 32”W 37”W 42”W

4 Q1 ’07 Earnings Results Q1 ’07 Earnings Results

5 Q1 ’07 Earnings Results Q1 ’07 Earnings Results

6
(8) (0) 2 (6) (6) Net margin
(8) 1 27 18 19 EBITDA margin
(10) (2) 2 (6) (8) Operating margin
(9) (1) 7 (1) (2) Gross margin
Margin (%)
N/A N/A 48 (174) (169) Net income
N/A N/A 14 (212) (246) Income before tax
(23%) (8%) 670 559 515 EBITDA
N/A N/A 52 (177) (208) Operating Income
N/A N/A 177 (25) (49) Gross Profit
21% (10%) 2,294 3,090 2,771 COGS
10% (11%) 2,471 3,065 2,722 Revenue
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)
Income Statement
Income Statement

7
(13%) (3%) 7,752 6,890 6,713 Shareholders’ equity
17 4 33 46 50
Net debt to equity ratio (%)
21% 7% 2,930 3,307 3,553 Long-term debt
14% (4%) 686 814 779 Short-term debt
10% 0% 5,975 6,598 6,590 Liabilities
0% 2% 1,076 1,053 1,078 Inventory
(8%) 3% 1,060 954 980 Cash and cash equivalents
(3%) (1%) 13,727 13,488 13,303 Assets
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)
Balance Sheet
Balance Sheet

8
92 (2) 628 722 720 Depreciation & Amortization
31 23 17 25 48 Others
160 (871) (432) 599 (272) Net change in working capital
545 (456) (519) 482 26 Net change in cash
126 557 65 (366) 191 Financing activities
419 (1,013) (584) 848 (165) Cash flow before financing
353 (168) (845) (324) (492) CAPEX
66 (845) 261 1,172 327 Cash flow from operations
(217) 5 48 (174) (169) Net income
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)
Cash Flow
Cash Flow

9 Performance Highlights Performance Highlights

10
Shipments and ASP
Shipments and ASP
Total K m² *
ASP/m² ** (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in K m
2
ASP per m
2
(USD)
1,274
1,485
1,993
2,275
$1,953
$1,598
$1,430
$1,414
0
1,000
2,000
3,000
4,000
Q1 ’06 Q2 ’06 Q3 ’06 Q4 ’06
$0
$1,000
$2,000
2,243
$1,287
Q1 ’07

11 Revenue: Product Mix Revenue: Product Mix Source: Company financials (Based on USD) Notebooks Monitors TVs Applications Q1 ’06 45% 30% 20% Q4 ’06 48% 27% 21% 4% 50 100 0 Q1 ’07 28% 22% 5% % 5% 45%

12
Q1 ’07 Capacity Update
Q1 ’07 Capacity Update
P7 averaged 78K input sheets per month for the quarter
Source: Company financials
Quarterly input capacity
by Area (K m² )
P1-P3
P4
P5
P6
P7
0
1,000
2,000
3,000
Q1 ’06 Q2 ’06 Q3 ’06 Q4 ’06
424
421
409
367 359
389
487
494
507
1,082
1,082
1,092
216
452
682
2,576
2,808
3,079
412
418
534
1,211
1,032
3,607
4,000
Q1 ’07
3,481
1,021
1,162
520
416
362

13
Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
18%
124%
23%
27%
112%
30%
10%
98%
10%
11%
112%
12%
19%
Q1 ’06 Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07
Q1 ’06 Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07
Q1 ’06 Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07
107%
20%

14 Outlook Outlook

Outlook
Outlook
Source: Company financials, delivery base
Capex Schedule (KRW b)
Capex Schedule (KRW b)
549
1,064
1,221
2006 2007
Others P7 Future production facilities
2,834
566
197
252
1,015
Total Shipments in m
2
–
Q2 ’07 vs. Q1 ’07
: High teens (%)
ASP per m
2
shipped
–
Average of Q2 ’07 vs. Average of Q1 ’07
: Mid-single digit (%)
•
TV :  Mid-single digit (%)
•
IT :  Low-single digit (%)
–
End of Q2 ’07 vs. End of Q1 ’07
: Low-single digit (%)
•
TV :  Mid-single digit (%)
•
IT :  Mid-single digit (%)
COGS per m
2
–
Q2 ’07 :  Low teens (%)
EBITDA Margin
–
Q2 ’07 :  Low twenties (%)
CAPEX
–
2007 :  Approximately KRW 1 trillion

16 Questions and Answers Questions and Answers

17 Appendix Appendix

(8) (1) 2 (5) (6) Net margin
(9) (0) 28 19 19 EBITDA
(10) (2) 2 (6) (8) Operating margin
(8) (1) 7 (0) (1) Gross margin
Margin (%)
N/A N/A 61 (145) (169) Net income
N/A N/A 41
(186)
(242) Income before tax
(16%) (11%) 687 574 509 EBITDA
N/A N/A 46
(172)
(205) Operating Income
N/A N/A 176 (11) (36) Gross Profit
20% (10%) 2,295
3,076
2,758 COGS
10% (11%) 2,471 3,065 2,722 Revenue
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Income Statement
US GAAP Income Statement

(13%) (3%) 7,666
6,873
6,698 Shareholders’ equity
16 4 34
46
50
Net debt to equity ratio (%)
20% 8% 2,944 3,291 3,540
Long-term debt
14% (4%) 687
815
780 Short-term debt
10% 0% 6,000
6,623
6,618 Liabilities
0% 2% 1,076 1,052 1,078
Inventory
(8%) 3% 1,060
954
980 Cash and cash equivalents
(3%) (1%) 13,666
13,496
13,316 Assets
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Balance Sheet
US GAAP Balance Sheet

91 (2) 620
713
711
Depreciation & Amortization
74 47 (10)
17
64 Others
131 (866) (410)
587
(279)
Net change in working capital
545 (456) (519) 482 26 Net change in cash
126 557 65
(366)
191
Financing activities
419 (1,013) (584)
848
(165) Cash flow before financing
353 (168) (845)
(324)
(492)
CAPEX
66 (845) 261
1,172
327 Cash flow from operations
(230) (24) 61
(145)
(169) Net income
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Cash Flow
US GAAP Cash Flow

9 (4) Convertible bonds (including FX valuation)
2 (1) Stock appreciation right
2
(2) Cash flow hedge
(145)
(169)
Net Income under US GAAP
2 0 Others
(1) (0) ESOP
4
(4) Income tax effect of US GAAP Adjustments
2 2 Pension expense
2
(1) Capitalization of financial interests
(1) (0) Adjustment of AR discount loss
9
11 Amortization of IPR
(1) (1) Depreciation of PP&E
29
(0) US GAAP Adjustments
(174) (169) Net Income under K GAAP
Q4 ’06 Q1 ’07 KRW b
Source: Unaudited, Company financials
Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP

515
0
12
708
(77)
(8)
49
(169)
509
1
2
709
(73)
(8)
47
(169)
Q1 ’07
0 0
2 2
6. Amortization of Intangible Asset
(230) (24) 61 (145) 1. Net Income
YoY Change QoQ Change Q1 ’06 Q4 ’06 US GAAP (KRW b)
11 (4) 36 51 2. Interest Expense
3 (3)
(11) (5) 3. Interest Income
(53) (32) (20) (41) 4. Provision (benefit) for Income Taxes
91 (2) 618 711 5. Depreciation of PP&E
(155) (44) 670 559 EBITDA (1+2+3+4+5+6+7)
0 0
0 0
7. Amortization of Debt Issuance Cost
91 (7) 617 715 5. Depreciation of PP&E
(43) (39)
(34) (38)
4. Provision (benefit) for Income Taxes
(178) (65) 687 574 EBITDA (1+2+3+4+5+6+7)
0 0 1 1 7. Amortization of Debt Issuance Cost
1 5 11 7 6. Amortization of Intangible Asset
2 (3) (10) (5) 3. Interest Income
11 (5) 38 54 2. Interest Expense
(217) 5
48 (174) 1. Net Income
YoY Change QoQ Change Q1 ’06 Q4 ’06 Q1 ’07 K GAAP (KRW b)
Source: Unaudited, Company financials
EBITDA Reconciliation
EBITDA Reconciliation

EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes.
We believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies.
EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

24 LG.Philips LCD makes Technology you can see!

25 New Direction New Direction April 10, 2007 1. Major Action Items in ’07 2. Current Issues 3. Profitability in ’07 4. Mid-long Term Strategy

1) Enhancing supports to current customers
2) Increased utilization rate of P7 by expanding
TV customer base
5. Increasing
P7(Paju) Utilization
Through “Consideration” management
- Customer-centric mindset
- Spontaneous and positive thoughts
- Form strong organization culture which can challenge
limits by building teamwork
6. Organization
Culture
1) Evaluating appropriate number of personnel
in each department
2) Plan to complete personnel reduction in 1H ’07
3) Zero–based budget management
4. Overhead Cost
Reduction
1.
1. Major Action Items in ’07

1) Reviewing P8 investment for maintaining leading position
in IT segment
2) Necessity of P8 investment will be decided according to
the possible increase size of current fab’s capacity
3) Needs more review for the prudent decision
3. P8 Investment
(Gen 5.5)
1) Currently, LPL has KRW 980bn of cash and cash equivalents;
2) We plan to issue a CB during Apr ’07 for general corporate purpose including capital expenditure
2. Financing
1) Possible for Philips to sell some portion of its LPL shares during ’07
2) Philips plans to discuss with LPL about how and to whom
it sells LPL shares
3) No discussion of Philips selling some portion of its
LPL shares to MEI
1. Philips’ Stock
2. Current Issues
2. Current Issues

1) Continued TV panel supply shortage
2) IT panel supply shortage
3) P7 utilization rate maximization
Q4 ’07
1) TV panel supply shortage
2) Panel price increase in MNT/NBPC
3) Low cost (CI) model sales maximization
Q3 ’07
1) P7 utilization rate increase (TV shipments increase )
2) Slowed TV panel price decline
3) Panel price increase in MNT/NBPC
4) April purchasing CI realization
Targeting BEP
Q2 ’07
3. Profitability in ’07
3. Profitability in ’07

4. Mid-long Term Strategy
4. Mid-long Term Strategy
Mid-long Term Strategy
Mid-long Term Strategy
1. Timing / direction
for Gen 8
investment
2. Technology /
product
differentiation
strategy
3. Strategy to secure
top-notch cost
competitiveness
4. Strategic alliance 5. Business
Transformation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 10, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer

45